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                       SECURITIES AND EXCHANGE COMMISSION
                              Washington, DC 20549

                                   FORM 12b-25

                        Commission File Number 000-21813


                           NOTIFICATION OF LATE FILING

(Check One):
[X] Form 10-K [ ] Form 11-K [ ] Form 20-F [ ] Form 10-Q [ ] Form N-SAR

               For Period Ended: December 31, 2000


               [ ] Transition Report on Form 10-K
               [ ] Transition Report on Form 20-F
               [ ] Transition Report on Form 11-K
               [ ] Transition Report on Form 10-Q
               [ ] Transition Report on Form N-SAR

               For the Transition Period Ended: N/A


     Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

     If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:



                                     PART I
                             REGISTRANT INFORMATION

                           Texas Equipment Corporation

                             Full Name of Registrant

                                       N/A

                            Former Name if Applicable

                                 1305 Hobbs Hwy

            Address of Principal Executive Office (Street and Number)

                           Seminole, Texas 79360-0790

                            City, State and Zip Code


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                                     PART II
                             RULES 12b-25(b) AND (c)

     If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check appropriate box.)


[X] (a) The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense;

[X] (b) The subject annual report, semi-annual report, transition report on Form 10-K, 20-F, 11-K or N-SAR, or portion thereof, will be filed on or before the 15th calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and

[ ] (c) The accountant's statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

                                    PART III
                                    NARRATIVE

State below in reasonable detail the reasons why Form 10-K, 11-K, 20-F, 10-Q, N-SAR, or the transition report portion thereof could not be filed within the prescribed time period. (Attached extra sheets if needed.)

Management requires additional time to gather information, which will allow the Company's independent accountants to complete their audit.

As a result of these circumstances, the Company's Form 10-K for the year ended December 31, 2000, cannot be filed within the prescribed time period.


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                                     PART IV
                                OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification


     E.A. Milo Mattorano             915                     758-3643
     --------------------------------------------------------------------
       (Name)                    (Area Code)          (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If answer is no, identify report(s). [X] Yes [ ] No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes [ ] No

     If so: attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

                                 SEE ATTACHMENT



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                           Texas Equipment Corporation

                  (Name of Registrant as Specified in Charter)

Has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.


Date  April 2, 2001                   By /s/ Paul J. Condit
                                      -----------------------------------
                                      President and Chief Executive Officer

     Instruction: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.

                                    ATTENTION

     Intentional misstatements or omissions of fact constitute Federal criminal violations (See 18 U.S.C. 1001).

                              GENERAL INSTRUCTIONS

1. This form is required by Rule 12b-25 of the General Rules and Regulations under the Securities Exchange Act of 1934.

2. One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the commission files.

3. A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.

4. Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amendment notification.

5. ELECTRONIC FILERS. This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit a report within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (Section 232.201 or Section 232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulation S-T (Section 232.12(c) of this chapter).



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                            ATTACHMENT TO PART IV OF
                                 FORM 12b-25 OF
                           TEXAS EQUIPMENT CORPORATION


                With respect to its Form 10-K for the fiscal year
                             ended December 31, 2000



     The registrant estimates that its results of operations for the fiscal year ended December 31, 2000 ("Fiscal 2000") as reflected in its statements of income to be included in its Form 10-K for the fiscal year ended December 31, 2000 will reflect a decrease in revenues to $57,648,203 compared to $63,220,272 for the fiscal year ended December 31, 1999 ("Fiscal 1999"). In addition, the registrant expects to report a loss from operations of $1,795,889 in Fiscal 2000 compared to a loss from operations of $439,583 in Fiscal 1999. The additional losses are due primarily to the decrease in gross margins of approximately $1,628,000, which was the result of lower sales and margins on equipment sales in Fiscal 2000 compared to Fiscal 1999. Equipment sales and margins were significantly affected by historically low commodity prices for all the major crops in 2000. Weak worldwide demand and better than average crop production in the last few years are the primary reasons for these historically low commodity prices. Net loss for Fiscal 2000 is expected to be $2,988,024 compared to a net loss of $1,231,019 in Fiscal 1999. The increase in net loss, in addition to the operating factors mentioned above, was primarily due to an increase in interest expense, which was due primarily to the increased levels of bank and floor plan financing because of higher Company owned inventory levels, working capital loans and higher interest rates compared to Fiscal 1999.